United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release

Signature Page

CVRD agrees to acquire Sparrows Point
Rio de Janeiro, August, 2 2007 — Companhia Vale do Rio Doce (CVRD) announces that it is a partner in a joint venture that have entered into an agreement to acquire substantially all assets of the ArcelorMittal USA wholly-owned Sparrows Point (Sparrows Point) steel mill.
The transaction is subject to the customary precedent conditions, including the approval by the United States Department of Justice.
CVRD partners in the joint venture are Industrial Union of Donbass, a Ukranian steel company, Esmark Inc., a U.S. steel services company, Wheeling-Pittsburgh Corporation, a U.S. steel company, and some U.S. based institutional investors.
CVRD is committed to invest up to US$ 270 million to take a minority stake in the joint venture whether and when the transaction is approved.
Sparrows Point has state-of-the art facilities, full ocean access for import and export, and potential to become a player in the seaborne market. It is an integrated steel mill, located in Sparrows Point, Maryland, in the east cost of the U.S. Sparrows Point has a nominal capacity to produce 3.9 million metric tons of crude steel per annum and is an important supplier of flat and galvanized steels, tin mill and semi-finished steel to the North American market.
The acquisition of Sparrows Point is consistent with our strategy of investing in minority stakes in steel assets to foster iron ore sales growth.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 2, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations